SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                Ventura Entertainment Group Ltd.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           923218 70 5
                         (CUSIP Number)

                        Bennett S. Smith
              1101 Gulf Breeze Parkway, Third Floor
                     Gulf Breeze, FL  32561
                         (904) 932-8356
         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)


               December 31, 1994 and May 31, 1995
     (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with this statement [X].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                (Continued on following page(s))

                       Page 1 of     Pages

_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bennett S. Smith
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [X]
     IF A MEMBER OF A GROUP                            (b) [ ]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States
_________________________________________________________________
                                   :
                                   :  (7)    SOLE VOTING POWER
                                   :         505,000
                                   :_____________________________
                                   :
                                   :  (8)    SHARED VOTING POWER
                                   :         None
NUMBER OF SHARES BENEFICIALLY      :_____________________________
OWNED BY EACH REPORTING            :
PERSON WITH                        :  (9)    SOLE DISPOSITIVE
                                   :         POWER
                                   :         505,000
                                   :_____________________________
                                   :
                                   : (10)    SHARED DISPOSITIVE
                                   :         POWER
                                   :         None
___________________________________:_____________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          505,000
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [ ]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.1%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               IN
_________________________________________________________________

_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Brian W. Brady
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [X]
     IF A MEMBER OF A GROUP                            (b) [ ]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States
_________________________________________________________________
                                   :
                                   :  (7)    SOLE VOTING POWER
                                   :         320,000
                                   :_____________________________
                                   :
                                   :  (8)    SHARED VOTING POWER
                                   :         None
NUMBER OF SHARES BENEFICIALLY      :_____________________________
OWNED BY EACH REPORTING            :
PERSON WITH                        :  (9)    SOLE DISPOSITIVE
                                   :         POWER
                                   :         320,000
                                   :_____________________________
                                   :
                                   : (10)    SHARED DISPOSITIVE
                                   :         POWER
                                   :         None
___________________________________:_____________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          320,000
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [ ]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     3.2%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               IN
_________________________________________________________________

_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Richard S. Incandela Trust
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [X]
     IF A MEMBER OF A GROUP                            (b) [ ]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         Illinois
_________________________________________________________________
                                   :
                                   :  (7)    SOLE VOTING POWER
                                   :         165,000
                                   :_____________________________
                                   :
                                   :  (8)    SHARED VOTING POWER
                                   :         None
NUMBER OF SHARES BENEFICIALLY      :_____________________________
OWNED BY EACH REPORTING            :
PERSON WITH                        :  (9)    SOLE DISPOSITIVE
                                   :         POWER
                                   :         165,000
                                   :_____________________________
                                   :
                                   : (10)    SHARED DISPOSITIVE
                                   :         POWER
                                   :         None
___________________________________:_____________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          165,000
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [ ]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     1.7%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               OO
_________________________________________________________________

_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Richard S. Incandela and Sharon Sue Incandela as Co-
          Trustees for the Richard S. Incandela Trust
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [X]
     IF A MEMBER OF A GROUP                            (b) [ ]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States
_________________________________________________________________
                                   :
                                   :  (7)    SOLE VOTING POWER
                                   :         165,000
                                   :_____________________________
                                   :
                                   :  (8)    SHARED VOTING POWER
                                   :         None
NUMBER OF SHARES BENEFICIALLY      :_____________________________
OWNED BY EACH REPORTING            :
PERSON WITH                        :  (9)    SOLE DISPOSITIVE
                                   :         POWER
                                   :         165,000
                                   :_____________________________
                                   :
                                   : (10)    SHARED DISPOSITIVE
                                   :         POWER
                                   :         None
___________________________________:_____________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          165,000
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [ ]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     1.7%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               IN
_________________________________________________________________

_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lance Judd
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [X]
     IF A MEMBER OF A GROUP                            (b) [ ]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       OO
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States
_________________________________________________________________
                                   :
                                   :  (7)    SOLE VOTING POWER
                                   :         10,000
                                   :_____________________________
                                   :
                                   :  (8)    SHARED VOTING POWER
                                   :         None
NUMBER OF SHARES BENEFICIALLY      :_____________________________
OWNED BY EACH REPORTING            :
PERSON WITH                        :  (9)    SOLE DISPOSITIVE
                                   :         POWER
                                   :         10,000
                                   :_____________________________
                                   :
                                   : (10)    SHARED DISPOSITIVE
                                   :         POWER
                                   :         None
___________________________________:_____________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          10,000
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [ ]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0.1%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               IN
_________________________________________________________________

Item 1.   Security and Issuer

          This joint Schedule 13D filed on behalf of Bennett S. Smith, Brian W. Brady, Richard S. Incandela and Sharon Sue Incandela as Co-Trustees for the Richard S. Incandela Trust and Lance Judd (collectively, the "Reporting Persons"), relates to the class of Common Stock ($.001 par value) (the "Common Stock") of Ventura Entertainment Group Ltd., a Delaware corporation (the "Issuer"), with its principal offices located at 11466 San Vicente Boulevard, Los Angeles, CA 90049.


Item 2.   Identity and Background

          The following information is given with respect to the Filing Persons:

          (a)  Bennett S. Smith
          (b)  Soundview Media Investments, Inc.
               1101 Gulf Breeze Parkway, Third Floor
               Gulf Breeze, FL  32561
          (c)  President and Chief Executive Officer
               Soundview Media Investments, Inc.
               1101 Gulf Breeze Parkway, Third Floor
               Gulf Breeze, FL  32561
          (d) Mr. Smith has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Mr. Smith has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  United States of America

          (a)  Brian W. Brady
          (b)  Soundview Media Investments, Inc.
               2178 Commons Parkway
               Okemos, MI  48864
          (c)  Executive Vice President and Secretary
               Soundview Media Investments, Inc.
               2178 Commons Parkway
               Okemos, MI  48864
          (d) Mr. Brady has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Mr. Brady has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  United States of America

          (a)  Richard S. Incandela Trust
          (b)  414 N. Clinton, Suite 106
               River Forest, IL 60305
          (c)  Not Applicable.
          (d)  Not Applicable.
          (e)  Not Applicable.
          (f)  Not Applicable.

          (a)  Richard S. Incandela
          (b)  414 N. Clinton, Suite 106
               River Forest, IL 60305
          (c)  President
               Tenexco, Inc.
               414 N. Clinton, Suite 106
               River Forest, IL 60305
          (d) Mr. Incandela has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Mr. Incandela has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  United States of America

          (a)  Sharon Sue Incandela
          (b)  414 N. Clinton, Suite 106
               River Forest, IL 60305
          (c)  Private investor.
          (d) Mrs. Incandela has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Mrs. Incandela has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  United States of America

          (a)  Lance Judd
          (b)  2291 Dorchester
               Birmingham, MI  48009
          (c)  Private investor.
          (d) Mr. Judd has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e)  Mr. Judd has not, during the past five years, been
               a party to a civil proceeding of a judicial or
               administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  United States of America


Item 3.   Source and Amount of Funds or Other Consideration

          Pursuant to a Stock Exchange Agreement dated as of November 9, 1994 (the "Agreement"), by and among the Issuer, Soundview Media Investment, Inc., a Florida corporation ("Soundview"), and the Reporting Persons, shares of the common and preferred stock of Soundview held by the Reporting Persons were exchanged for shares of the Company's Common Stock (the "Exchange Transaction") as follows:

                               Soundview       Soundview
     Name                     Common Stock   Preferred Stock
- -------------------------     ------------   ---------------

Bennett S. Smith                404,000           380,000
Brian W. Brady                  256,000              -
Richard S. Incandela Trust      132,000           380,000
Lance Judd                        8,000              -


     Company
   Common Stock
   ------------
     505,000
     320,000
     165,000
      10,000


Item 4.   Purpose of Transaction

          According to the Company's Form 10-K filed with the Securities and Exchange Commission on April 18, 1995, the Company is engaged in the business of owning broadcast properties, marketing events, obtaining corporate sponsorships, creating and managing corporate promotions, product placements and the distribution of television programs. Soundview is a development stage company organized in 1994 by the Reporting Persons for the purpose of acquiring broadcast properties. As a result of the Exchange Transaction, Soundview became an 80%-owned subsidiary of the Company with the Reporting Persons retaining ownership of the remaining 20% of Soundview. The Exchange Transaction was closed on December 31, 1994.

          On May 31, 1995, Mr. Smith accepted, subject to completion of due diligence, a written proposal from Floyd Kephart, the Chairman of the Board of Directors and Chief Executive Officer of the Company, that will result in the resignation of Mr. Kephart from his positions with the Company, and the liquidation of Mr. Kephart's holdings of Common Stock. Negotiations with respect to a final agreement on Mr. Kephart's proposal are continuing.

          Except as set forth in this Item 4, the Reporting
Persons have no other present plans or proposals that relate to or that could result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer

          According to the Company's Quarterly Report on Form 10-
Q for the three-month period ended March 31, 1995, the Company has an aggregate of 9,917,501 shares of Common Stock outstanding.

For purposes of this Schedule 13D: Mr. Smith is deemed to beneficially own 5.1% of the class of Common Stock outstanding, with the sole power to vote and dispose of such shares; Mr. Brady is deemed to beneficially own 3.2% of the class of Common Stock outstanding, with the sole power to vote and dispose of such shares; The Richard S. Incandela Trust is deemed to beneficially own 1.7% of the class of Common Stock outstanding, with the sole power to vote and dispose of such shares; and Mr. Judd is deemed to beneficially own 0.1% of the class of Common Stock outstanding, with the sole power to vote and dispose of such shares. As a group, the Reporting Persons are deemed to beneficially own 1,000,000 shares (the "Shares") or 13.0% of the class of Common Stock outstanding.

          None of the Reporting Persons have acquired any additional shares of Common Stock during the past 60 days.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

          In connection with the Exchange Transaction, the Reporting Persons and Mr. Kephart entered into a Shareholders
Voting Agreement dated November 9, 1994 (the "Voting Agreement").

With respect to the election of directors of the Company, the Voting Agreement provides that the Reporting Persons and Mr. Kephart will vote any and all shares of Common Stock beneficially owned or controlled by them in accordance with the written directions of Mr. Kephart. With respect to the sale or disposition of all or substantially all of the stock or assets of Soundview, or the liquidation or merger of Soundview, the Voting Agreement provides that the Reporting Persons and Mr. Kephart will vote any and all shares of Common Stock beneficially owned or controlled by them in accordance with the written direction of Messrs. Smith and Brady. The Voting Agreement does not prohibit or otherwise restrict the sale of any shares of Common Stock held by the Reporting Persons or Mr. Kephart. The Voting Agreement terminates in the event that the Reporting Persons, as a group, own less than 75% of the Shares.

          Other than as described herein, the Reporting Persons do not have any other contract, arrangement or understanding with respect to the Common Stock.


Item 7.   Material to be Filed as Exhibits

   Exhibit Number   Exhibit

          A. Stock Exchange Agreement dated as of November 9, 1994, by and among Ventura Entertainment Group Ltd, a Delaware corporation, Soundview Media Investment, Inc., a Florida corporation, Bennett S. Smith, Brian W. Brady, Richard S. Incandela Trust and Lance Judd filed as Exhibit 10.43 to the Company's Annual Report on Form 10-K filed on April 18, 1995 is incorporated herein by reference.

          B.        Shareholders Voting Agreement dated November
                    9, 1994, by and among Floyd Kephart, Bennett
                    S. Smith, Brian W. Brady, Richard S.
                    Incandela Trust and Lance Judd.*

          C.        Joint Filing Agreement by and among Bennett
                    S. Smith, Brian W. Brady, Richard S.
                    Incandela Trust and Lance Judd.*
________________________
*    Filed herewith.


                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     June 1, 1995

                                   /s/ BENNETT S. SMITH
                                   ------------------------------

                                       Bennett S. Smith


                                   /s/ BRIAN W. BRADY
                                   ------------------------------

                                       Brian W. Brady


                                   RICHARD S. INCANDELA TRUST

                                   By: /s/ RICHARD S. INCANDELA
                                      ---------------------------
                                        Richard S. Incandela
                                        Co-Trustee

                                   By: /s/ SHARON SUE INCANDELA
                                      ---------------------------
                                        Sharon Sue Incandela
                                        Co-Trustee


                                   /s/ LANCE JUDD
                                   ------------------------------

                                       Lance Judd